Exhibit 4.6

NUR Macroprinters Ltd.
(Previously, NUR Advanced Technologies Ltd.)
2000 Stock Option Plan
(As amended on July 15, 2003)

1.	Establishment, Purpose, and Definitions

(a)	This, the 2000 Stock Option Plan As Amended (the “Plan”) of NUR Macroprinters Ltd. (the “Company”), has been adopted and approved by the Board of Directors of the Company (the “Board”) on August 9, 2002 and amended on July 15, 2003.

(b)	The purpose of the Plan is to provide a means whereby Eligible Individuals (as defined in paragraph 4, below) may acquire ordinary shares of the Company par value NIS 1.0 each (the “Shares”) pursuant to the exercise of options granted under the Plan (respectively the “Options” and “Grant”). Options may be Granted on the basis of past or future services by employees of the Company or of Affiliates (“Service Options”), or on the basis of past or future services by non-employees of the Company or of Affiliates (“Non-Employee Options”).

(c)	The term “Affiliate” or “Affiliates” as used in the Plan means a present or future company that either (i) Controls the Company or is Controlled by the Company; or (ii) is Controlled by the same person or entity that Controls the Company.

(d)	The term “Control” as used in the Plan shall have the meaning ascribed thereto in Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder (all referred to together as “Section 102”).

(e)	The term “Employee” as used in this Plan means an employee, officer - “Nosei Misra” - as such term is defined in the Companies law 5759-1999 (“Officers” and the “Companies law” respectively), or director of the Company or any Affiliate, provided that such person does not Control the Company.

(f)	The term “Non-Employees” as used in this Plan means consultants or Employees if such Employees Control the Company.

(g)	The terms “Participant” Participant as used in this Plan shall mean any Employee or Non-Employee Granted Options under this Plan.

2.	Administration of the Plan

(a)	The Plan shall be administered by the Board or by a committee elected by the Board (the “Committee”), under such terms and conditions, as the Board shall determine. Members of the Committee shall serve at the pleasure of the Board. At least one member of the Committee shall be an independent director, such that such person would be qualified to serve on the Committee under the provisions of paragraph 2(b)(ii) below. The Committee shall select one of its members as chairman, and the provisions of the Articles of Association of the Company as to committees of the Board shall apply to the meetings of the Committee, including the provisions relating to the convening of meetings, the adoption of resolutions, and the adoption of resolutions in writing. Until such time as the Board shall delegate the administration of the Plan to the Committee or if the Board chooses not to delegate the administration of the Plan to the Committee, each reference in this Plan to “the Committee” shall be construed to refer to the Board.

(b)	In the event that the Company becomes subject to the requirements of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 16b-3”), then, notwithstanding the provisions of paragraph 2(a) above, (i) the Committee shall consist of two or more members of the board or such lesser number of members of the Board as permitted by Rule 16b-3, and (ii) none of the members of the Committee shall receive, while serving on the committee, or during the one-year period preceding appointment to the Committee, a grant or award of equity securities under (y) the plan, or (z) any other plan of the Company or its Affiliates under which the Participants are entitled to acquire Shares (including restricted Shares), stock, options, stock bonuses, related rights, or stock appreciation rights of the company or any of its Affiliates, other than pursuant to transactions in any such other plan which do not disqualify a director form being a disinterested person under Rule 16b-3. The limitations set forth in this paragraph 2(b) shall automatically incorporate any additional requirements that may in the future be necessary for the Plan to comply with Rule 16b-3.

(c)	None of the members of the Committee shall receive, while serving on the Committee, or during the one-year period preceding appointment to the Committee, a Grant or award of Options or Shares under the Plan.

(d)	The Committee shall determine, from time to time, which Eligible Individuals (as defined and detailed in paragraph 4, below) shall be granted Options under the Plan, the timing of such Grants, the terms thereof (including any restrictions on the Shares), and the number of Shares subject to such Options.

(e)	Subject to paragraph 13(b) below, the Committee may amend the terms of any outstanding Option Granted under this Plan, provided however that the Exercise Price (as defined in paragraph 5 below) of an outstanding Option may not be amended, and further provided that any amendment which would adversely affect the Participant’s rights under an outstanding Option shall not be made without the Participant’s written consent. The Committee may, with the Participant’s written consent, cancel any outstanding Options or accept any outstanding Option in exchange for a new Option.

(f)	Subject to paragraph 13(b) below, the Committee shall have the sole authority, in its absolute discretion, to adopt, amend, and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Plan; to construe and interpret the Plan, the rules and regulations, and the instruments evidencing Options Granted under the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan. All decisions, determinations, and interpretations of the Committee shall be binding on all Participants.

3.	Shares Subject to the Plan

(a)	The aggregate number of Shares available through the Grant of Options under the Plan (the “Option Shares” or “Underlying Shares”) shall be as provided for by the Board and approved by the Shareholders of the Company from time to time. The Option Shares shall be available through Service Options and/or Non-Employee Options.

If an Option is surrendered (except surrender for the exercise into Shares) or for any other reason ceases to be exercisable in whole or in part, the Underlying Shares which were subject to such Option but as to which the Option had not been exercised shall continue to be available under the Plan.

(b)	If there is any change in the Shares subject to the Plan, or the Shares subject to any Option Granted under the Plan, through merger, consolidation, reorganization, recapitalization, reincorporation share split, distribution of bonus shares, a rights offering, or other change in the corporate structure of the Company, appropriate adjustments shall be made by the Committee in order to preserve but not to increase the benefits to the individual, including adjustments to the aggregate number and kind of Shares subject to the Plan, and the number and kind of Shares and the Exercise Price, as defined in paragraph 5 below.

4.	Eligible Individuals

(a)	Subject to paragraph 2(c) above: (i) Employees shall be eligible to receive Service Options; and (ii) Non Employees shall be eligible to receive Non-Employee Options, as the Committee, in its discretion, shall designate from time to time. Notwithstanding this paragraph 4(a) all Grant of Options to Officers of any Israeli Company, shall be authorized and implemented only in accordance with the provisions of the Companies Law, as in effect from time to time.

(b)	Employees of the Company or an Affiliate who are subject to payment in Israel of tax on their income from the Company or an Affiliate (other than withholding tax), as the Committee, in its discretion shall determine, shall be defined for the purpose of the Plan as “Israeli Employees”. All other Employees of the Company or an Affiliate shall be defined for the purpose of the Plan as “Non-Israeli Employees”. Israeli Employees who Control the Company, or are otherwise not entitled to the benefits granted pursuant to Section 102, shall be defined for the purpose of the Plan as “Controlling Employees”.

5.	The Option Price

(a)	The exercise price of the Shares covered by each Option (the “Exercise Price”) shall be as determined by the Committee; provided, however, that the Exercise Price of any Option Granted, shall not be less than eighty percent (80%) of the Stock Value at the time of issuance of such Options. The “Stock Value” at any time shall be equal to the then current Fair Market Value of the Shares. For purposes hereof, the “Fair Market Value” shall mean, as of any date, the last closing price, on Date of Grant, of the Shares in respect of which options Granted under the Plan may then be exercised on the NASDAQ National Market System (or, in the event that the National Market System is not the principal securities exchange on which the Shares are then traded, on such other principal securities exchange), or, in the event that no sales of the Shares took place on such date, the last closing price of the Shares on such principal securities exchange on the most recent prior date on which a sale of the Shares took place; provided, however, that if the Shares are not publicly traded on the date on which the Fair Market Value is to be determined, then the “Fair Market Value” shall mean the per share Fair Market Value of the Company as determined by the Board of Directors. If the Committee is unable to agree on the Fair Market Value, then the Fair Market Value shall be determined by an independent valuation expert satisfactory to the Committee. The Fair Market Value as determined by such independent valuation expert shall be conclusive. The Exercise Price of an Option shall be subject to adjustment to the extent provided in paragraph 3(b) above.

(b)	Options Granted to Employees subject to US Tax: at an Exercise Price which is not less than the “fair market value” (as described in Section 422 of the Internal Revenue Code of 1986 (the “Code”)) of the Shares on the grant date (110% of such fair market value in the case of an individual who owns more than 10% of the combined voting power of all classes of stock in the Company or an Affiliate (a “10% Stockholder”)).

6.	Grant of Options: Dividends and Voting Rights

(a)	The effective date of the Grant of an Option (the “Date of Grant”) shall be the date specified by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the Participant written notice (the “Notice of Grant”) of the Grant of an Option. The terms of such Notice of Grant shall be determined by the Committee, subject to the terms of the Plan.

(b)	Subject to the vesting provisions of paragraph 9(c), each Option may be exercised, in whole or in part, at any time during the period (the “Option Period”) set forth in the Notice of Grant. However, Underlying Shares derived from Options Granted under one of the Section 102 Trustee Tracks, may not be sold or transferred from the Trustee (as hereinafter defined) before the end of the applicable Holding Period as defined in Section 102 and paragraph 7 of this Plan. Options not exercised during the Option Period shall terminate upon the expiration thereof.

(c)	To the extent that any dividend is payable on the Shares under applicable law, or the Articles of Association of the Company, all Underlying Shares (whether or not held in Trust) shall entitle beneficial Participants (“Beneficial Employees”) to receive dividends with respect thereto. For so long as such Shares are held in Trust, any and all dividends received by the Trustee on such Underlying Shares shall be paid by the Trustee to the Beneficial Employees thereof, subject to any required withholding of tax in respect thereof.

(e)	Except as provided in the immediately following sentence, in order to exercise an Option, the Participant shall complete and execute a notice of exercise (“Notice of Exercise”) in such form as may be prescribed by the Committee from time to time and shall deliver the same to the Company together with the purchase price of the Shares pursuant to paragraph 13 hereof. In the case of any Beneficial Employee who’s Options are held by the Trustee, such Beneficial Employee shall instruct the Trustee to countersign such Notice of Exercise (the same having been signed by such Beneficial Employee) and to deliver the same to the Company.

(f)	The Participant shall have no rights as a shareholder with respect to Shares under a Grant of Options until a share certificate has been delivered to the Participant and is fully paid for. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued

7.	Trust Arrangement and Holding Period

(a)	Option Subject to Section 102: Grants to Israeli Employees shall be made under the provisions of Section 102. Grants to Non-Israeli Employees or Controlling Employees shall not be made under Section 102. Anything herein to the contrary notwithstanding, the Date of Grant of Options to Israeli Employees, who are not Controlling Employees, and elected to have their Options issued under the Trustee Track of Section 102 that the Company has selected, shall not be earlier than the date at which the Option Plan was approved by the Israeli Tax Authorities.

(b)	Trustee Tax Tracks: If the Company elects to Grant Options through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust on behalf of each Participant the Options and the Underlying Shares issued upon exercise of such Options in trust on behalf of each Participant. The Company shall allocate such Options to the Trustee on behalf of such Israeli Employees in a letter specifying all details required under Section 102 Rules (“Allocation”).

The holding period for the Options will be as follows (“Holding Period”):

(1) The Capital Gains Tax Track Through a Trustee – if the Company elects to Allocate the Options according to the provisions of this track, then the Holding Period will be 24 months from the end of the tax year in which the Options were Allocated to the Trustee on behalf of the Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

(2) Income Tax Track Through a Trustee – if the Company elects to Allocate Options according to the provisions of this track, then the Holding Period will be 12 months from the end of the tax year in which the Options were Allocated to the Trustee on behalf of the Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

Subject to Section 102, Israeli Employees shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Underlying Shares before the end of the applicable Holding Period.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options originally Granted (the “Additional Rights”), all such Additional Rights shall be Allocated and/or issued to the Trustee for the benefit of Israeli Employees, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

(c)	Income Tax Track Without a Trustee: If the Company elects to Allocate Options according to the provisions of this track, then the Options will not be subject to a Holding Period.

(d)	Track Selection: The Company, in its sole discretion, shall elect under which (and if to Allocate Options under one) of the above three Tracks, Allocations to Israeli Employees shall be made.

(e)	Concurrent Conditions: The Holding Period, if any, is in addition to the vesting period as specified in paragraph 9 (c) of the Plan. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Options Granted.

(f)	Trust Agreement:

(i)	The terms and conditions applicable to the Trust relating to the Trustee Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

(ii)	The Company shall cause the Trustee (subject to the vesting provisions of paragraph 9(c) hereof) to exercise the Options by countersigning and delivering to the Company a Notice of Exercise, upon receipt of written instructions from the Beneficial Employee thereof, provided the Beneficial Employee has made appropriate arrangements for the payment of the Exercise Price of the Shares issuable upon such exercise.

(iii)	Subject to paragraph 9(a) of this Plan, Options and/or Underlying Shares held by the Trustee shall continue to be held by the Trustee, on behalf of the Beneficial Employee at least until the end of the later of the (a) applicable Holding Period and (b) Vesting Period (“Release Date”). At any time after the Release Date and upon the receipt of a written request of any Beneficial Employee, the Trustee shall release from the Trust the Underlying Shares, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Employee, provided, however, that the Trustee shall not so release any such Shares to such Beneficial Employee unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

(iv)	Alternatively, from and after the Release Date, upon the written instructions of the Beneficial Employee to sell any Shares issued upon exercise of Options, the Trustee shall take such steps as may be required to effect such sale and shall transfer such Shares to the purchaser concurrently with the receipt, or after having made suitable arrangements to secure the payment of the proceeds of the purchase price in such transaction. The Trustee shall withhold from such proceeds any and all taxes required to be paid in respect of such sale, shall remit the amount so withheld to the appropriate tax authorities and shall pay the balance thereof directly to the Beneficial Employee, reporting to such Beneficial Employee and to the Company the amount so withheld and paid to said tax authorities.

(g)	Option Subject to the Trustee Tax Track without a Trustee: If the Company determines to Allocate Options subject to a Trustee Tax Track without a Trustee, the Company shall Allocate all Options Granted under the Plan to Israeli Employees (and a copy of the Notice of Grant shall be given) to a trustee designated by the Board (who may be the Trustee). The Trustee shall hold each such Option in trust (the “Trust”) for the Beneficial Employee. No Options shall be released from the Trust until the vesting of such Option pursuant to paragraph 9(c) hereof (the “Vesting Date”). From and after the Vesting Date, upon the written request of any Beneficial Employee, the Trustee shall release from the Trust the Options Allocated and exercise them on behalf of such Beneficial Employee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Employee, provided, however, that the Trustee shall not so release and exercise any such Options on behalf of the Beneficial Employee unless the latter, prior to, or concurrently with, such release and exercise, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes and/or compulsory payments, if any, required to be paid upon such release and exercise have, in fact, been paid.

If prior to the exercise of any and/or all of the Options Allocated under this Tax Track, such Israeli Employee ceases to be an employee, director, or Officer of the Company or Affiliate, the Israeli Employee shall deposit with the Company or Affiliate a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the exercise of such Options.

8.	Option Subject to Section 3(i)

All Options Granted under the Plan to Controlling Employees shall be Granted (and a copy of the Notice of Grant shall be given) under Section 3(i) to the Income Tax Ordinance. The Company shall Allocate the Options to a trustee designated by the Board (who may be the Trustee). The Trustee shall hold each such Option in trust (the “Trust”) for the Beneficial Controlling Employee. No Options shall be released from the Trust until the vesting of such Option pursuant to paragraph 9(c) hereof (the “Release Date”). From and after the Release Date, upon the written request of any Beneficial Controlling Employee, the Trustee shall release from the Trust the Allocated Options and exercise them on behalf of such Beneficial Employee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Controlling Employee, provided, however, that the Trustee shall not so release and exercise any such Options on behalf of the Beneficial Controlling Employee unless the latter, prior to, or concurrently with, such release and exercise, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes and/or compulsory payments, if any, required to be paid upon such release and exercise have, in fact, been paid.

9.	Options Granted to Non-Israeli Employees:

(a)	All Options Granted under the Plan to Non Israeli Employees shall be Granted (and a copy of the Notice of Grant shall be given) subject to all applicable laws, rules and regulations, whether of Belgium, Hong Kong or of the United States of America, or of any other country or state having jurisdiction over the Company and the Participant. The Company shall Allocate the Options to a trustee designated by the Board (who may be the Trustee). The Trustee shall hold each such Option in trust (the “Trust”) for the Non Israeli Employee. No Options shall be released from the Trust until the vesting of such Option pursuant to Section 10 hereof (the “Release Date”). From and after the Release Date, upon the written request of any Non Israeli Employee, the Trustee shall release from the Trust the Allocated Options and exercise them on behalf of such Non Israeli Employee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Non Israeli Employee, provided, however, that the Trustee shall not so release and exercise any such Options on behalf of the Non Israeli Employee unless the latter, prior to, or concurrently with, such release and exercise, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes and/or compulsory payments, if any, required to be paid upon such release and exercise have, in fact, been paid.

(b)	The Options Granted subject to this Plan to Employees subject to payment in the US of tax on their income from the Company or an Affiliate are intended to be “incentive stock option” as described in Section 422 of the Code (“ISOs”). To the extent some or all of the Options subject to a certain Grant exceed the $100,000 rule of Code Section 422(d), the certain Option Grant or the lesser excess part will be treated as a nonqualified stock option under the United States tax law. Notwithstanding any inconsistent or contrary provision of this Plan, if an Option Grant has not expired on the relevant date as provided for in section 10 below, the Options shall cease to be treated as ISOs 91 days after the Participant ceases to be a common law employee of the Company or an Affiliate corporation as defined in Code Sections 424(e) and 424(f)) (a “Common Law Employee”), unless the Participant ceases to be a Common Law Employee by reason of death or disability (as defined in code Section 22(e)(3)), in which case the term “1 year and 1 day” shall replace the term “91 days” in this clause above.

10.	Terms and Conditions of Options

(a)	The Committee shall determine the term of each Option Granted under the Plan; provided, however, that the term of an Option shall not be for more than ten (10) years.

(b)	Upon termination of employment (regardless of whether or not termination is by the employee or employer, due to death or disability), all unvested Options shall lapse, and within three (3) months from such termination all vested but not-exercised Options shall lapse.

(c)	Upon termination of the service contract with a Participant, which is not employed by the Company or an Affiliate, all unvested Options shall lapse, and within three months from such termination all vested but not exercised Options shall lapse. In the event that the termination is the result of a material breach of the service contract by the Participant, all unvested and vested but not exercised Options shall lapse immediately.

(d)	Upon termination of employment by employer for cause (as defined hereunder), all unvested and vested but not exercised Options shall lapse immediately.

Cause shall mean, henceforth and hereinafter, with respect to both Employees and Service Providers (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) embezzlement of funds of the Company or its subsidiaries or its affiliates; (iii) any breach of the Participants fiduciary duties or duties of care of the Company or serious breach of trust, including without limitation disclosure of confidential information of the Company or its subsidiaries; (iv) engaging in business competitive with the business of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board of Directors to be materially detrimental to the Company or its subsidiaries.

(e)	All Granted Service Options shall vest over a three or four- year period as detailed in the Notice of Grant. One-third of such Options will vest after the first or second anniversary of the Date of Grant, the second third will vest after the second or third anniversary of the Date of Grant, and the remaining Options will vest after the third or fourth anniversary of the Date of Grant. Notwithstanding the foregoing and subject to paragraph 2(f) above, the Committee may determine different vesting schedules for Service Options. Non-Employee Options shall vest at the discretion of the Committee.

(f)	Notwithstanding the aforesaid, if the Participant ceases to be a full-time Employee of the Company or any of its Affiliates and becomes a part-time Employee, such Options (to the extent exercisable at the time the Participant ceases to be a full-time Employee) shall be exercisable for a period of six (6) months following such cessation of the full-time employment, and shall thereafter terminate. All Options that are not vested at the time of cessation of the full-time employment shall ipso facto expire and be of no legal effect.

(g)	If a Participant should retire(as such term is defined by the Committee at its sole and absolute discretion), he shall, subject to the approval of the Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.

(h)	Notwithstanding the foregoing provisions of Section 10, the Committee may provide, either at the time an Option is granted or thereafter, that such Option may be exercised after the periods provided for in Section 9 above, but in no event beyond the Option Period.

(i)	The Company or any of its Affiliates are not obligated by the Plan or by a Grant of Options to continue the Participant’s employment or service engagement.

12.	Use of Proceeds

Cash proceeds realized from the exercise Options Granted under the Plan shall constitute general funds of the Company.

13.	Amendment, Suspension, or Termination of the Plan

(a)	The Board may at any time amend, extend, suspend, or terminate the Plan as it deems advisable; provided that such amendment, extension, suspension, or termination complies with all applicable legal requirements.

(b)	Notwithstanding anything herein to the contrary, the Board shall in no event amend the Plan in the following respects without the consent of shareholders then sufficient to approve the Plan in the first instance:

(i)	To increase the maximum number Shares subject to Options issued under the Plan; or

(ii)	To change the designation or class of persons eligible to receive Options under the Plan.

(c)	No Option may be Granted under the Plan during any suspension of, or after the termination of, the Plan, and no amendment, suspension, or termination of the Plan, shall without the affected individual’s consent, alter or impair any rights or obligations under any Option previously Granted under the Plan.
The Plan shall terminate with respect to the Grant of Options on August 31, 2008 unless previously terminated or extended by the Board pursuant to this paragraph 11.

12.	Assignability

No Option Granted pursuant to this Plan shall, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the Participant’s lifetime, each and all of the Participant’s rights to purchase Option Shares hereunder shall be exercisable only by him or her or by his or her legal guardian, and neither the Option nor any right hereunder shall be transferable by Participant by operation of law or otherwise other than by will or the laws of descent and distribution. Any such action made directly or oblique, for an immediate validation or for a future one, shall be void.

13.	Payment Upon Exercise of Options

Payment of the Exercise Price upon exercise of any Option Granted under this Plan shall be made in cash in such currency as the Committee shall specify in the applicable Share Option Agreement; provided, however that, subject to applicable Israeli laws (including, without limitation, currency control laws), the Committee, in its sole discretion, may permit a Participant to pay the Exercise Price in whole or in part (i) by delivery on a form prescribed by the Committee of an irrevocable direction to a securities broker approved by the Committee to sell Shares and deliver all or a portion of the proceeds to the Company in payment for the Shares; (ii) by delivery of the Participant’s promissory note with such recourse, interest, security, and redemption provisions as the Committee in its discretion determines appropriate; (iii) in any combination of the foregoing.

14.	Restrictions on Transfer of Shares

The Shares acquired pursuant to the Plan shall be subject to such restrictions and agreements regarding sale, assignment, encumbrances, or other transfer as are in effect among the Shareholders of the Company at the time such Share is acquired, as well as to such other restrictions as the Committee shall deem advisable.

15.	Tax Matters

All tax consequences under any applicable law which may arise from the Grant of an Option, from the exercise thereof, from the sale of Underlying Share by the Participant or from any other act of the Company and/of Affiliate or such Participant in connection with any of the foregoing shall be borne solely by such Participant, and such Participant shall indemnify the Company and each Affiliate of the Company, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexation thereon or thereof.

Whenever an amount with respect to withholding tax relating to Options Granted to a Participant and/or Underlying Shares issued upon the exercise thereof is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, or transferred thereafter, the Company and/or an Affiliate shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

Until all taxes have been paid in accordance with Rule 7 of the Section 102 rules, Options and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or Underlying Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

16.	Miscellaneous

(a)	Currency Control Provisions: For so long as, and to the extent that, the Israel Currency Control Law, 1978 (the “Control Law”) shall so require, the following provisions shall apply:

(i)	Certificates, if any, representing Shares issued hereunder shall be delivered to a bank in Israel which is an authorized dealer in foreign currency (within the meaning of the Control Law) (“Authorized Dealer”) to hold the same for the benefit of the Participant pursuant to the terms of the Plan and any applicable Share Option Agreement, and in conformity with the applicable requirements of the Controller of Foreign Currency in the Bank of Israel;

(ii)	All payments of the purchase price shall be effected by the Participants through an Authorized Dealer; and

(iii)	The proceeds of any sale by the Participant (or by the Trustee at the discretion and on behalf of any Participant) of Shares which is effected in foreign currency shall be remitted to Israel, and deposited with an Authorized Dealer, immediately upon receipt thereof, and in all events not later than sixty (60) days after the date on which the certificate, if any, representing such Shares is received by the Trustee (on behalf of such Participant) for purposes of sale.

(b)	Governing Law: The Plan, and the Granting and exercise of the Options thereunder, and the Company’s obligation to sell and deliver the Option Shares or cash under the Options, are subject to all applicable laws, rules and regulations, whether of Israel, Belgium, Hong Kong or of the United States of America, or of any other country or state having jurisdiction over the Company and the Participant, including the registration of the Option Shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

17.	Participant Undertakings

(a)	If the Options shall be Granted to a Participant under one of the Section 102 Tax Tracks, then in the [Notice of Grant?] the Participant shall: (1) agree and acknowledge that he or she have received and read the Plan, and the Option Agreement and the Notice of Grant; (2) undertake all the provisions set forth in: Section 102 (including provisions regarding the applicable Tax Track under which the Options have been Granted), the 102 Rules, the Plan, the Notice of Grant and the Trust Agreement; and (3) subject to the provisions of Section 102 and the Section 102 Rules, undertake not to sell or release the Underlying Shares from Trust before the end of the applicable Holding Period (if any).

(b)	Agreement to Purchase for Investment. The Shares represented by the Options Granted under the terms of the Plan are subject to registration and prospectus requirements of the United States Securities Act of 1933, as amended (“Unregistered Shares”). By acceptance of Options, the Participant agrees that a purchase of Unregistered Shares under such Options will not be made with a view to their distribution, as that term is used in the aforesaid Act, unless in the opinion of counsel to the Company such distribution is in compliance with or exempt from the said registration and prospectus requirements, and the Participant agrees, if required by the Board at the time of exercise, to sign a certificate to such effect at the time or times he exercises the Options in respect of Unregistered Shares. The Participant further acknowledges and understands that the Unregistered Shares purchased upon exercise of these Options must be held indefinitely unless they are subsequently registered under the United States Securities Act or an exemption from such registration is available. The Participant understands that the certificate evidencing the Unregistered Shares will be imprinted with a legend in substantially the following form:

“The Shares represented by this Certificate have not been registered under the United States Securities Act of 1933. The Shares have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for these Shares under the United States Securities Act of 1933, or an opinion of NUR Macroprinters Ltd’s counsel, that registration is not required under the said Act.”

(c)	In the event Participant sells or otherwise disposes of Shares within one year of exercise or two years of Grant, Participant agrees to notify the Company in advance in writing of this action.